UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of April 2004

                                   CELANESE AG
             ------------------------------------------------------
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    ----------------------------------------
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F [X]       Form 40-F [ ]

         Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]             No [X]

         If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.

                                   CELANESE AG


          On April 28, 2004 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued its Disclosure Notice in accordance with Section 15 of the German Securities Trading law as well as a press release each announcing decisions made by the Registrant's Board of Management after the consummation of the Blackstone tender offer, which are respectively attached as Exhibits 99.1 and
          99.2 hereto and incorporated by reference herein.

                                    EXHIBITS



Exhibit No.                     Exhibit
-----------                     ------------------

99.1                            Disclosure Notice in accordance with
                                Section 15 of the German Securities
                                Trading law issued April 28, 2004
                                announcing Celanese Management Board
                                decisions after the Blackstone tender
                                offer is consummated.

99.2 Press release dated April 28, 2004 announcing decisions reached by the Celanese Board of Management after the consummation of the Blackstone tender offer.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CELANESE AG
                                       (Registrant)


                                       By: /s/ P. W. PREMDAS
                                           ---------------------------------
                                       Name : Perry W. Premdas
                                       Title: Member of the Management Board
                                              (Chief Financial Officer)


Date: April 28, 2004

                                  EXHIBIT INDEX


Exhibit No.                         Exhibit
-----------                         -------

99.1                                Disclosure Notice in accordance with
                                    Section 15 of the German Securities
                                    Trading law issued April 28, 2004
                                    announcing Celanese Management Board
                                    decisions after the Blackstone tender
                                    offer is consummated.

99.2 Press release dated April 28, 2004 announcing decisions reached by the Celanese Board of Management after the consummation of the Blackstone tender offer.